EXHIBIT 99.1

Dennis “Cloakzy” Lepore Joins Complexity Gaming and GameSquare Esports

Popular Battle Royale Content Creator and Streamer Brings Over 7 Million Aggregate Followers to Bolster Complexity’s Talent Roster

March 25, 2022, Toronto, Ontario –Gamesquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“Gamesquare”, or the “Company”), and Complexity Gaming (“Complexity”) announced that Dennis “Cloakzy” Lepore, a leading Battle Royale content creator and former professional Fortnite competitor, has joined the Complexity as an official creator and part owner. The addition of Cloakzy strengthens Complexity’s portfolio of talent, which includes top gaming personality Tim “TimTheTatman” Betar and expands the organization’s fandom to new audiences.

“Joining Complexity and GameSquare unlocks new opportunities for me to push the limits of what’s possible in content creation and build a deeper connection to my audience,” said Cloakzy. “I’m looking forward to working with TimTheTatman and Complexity’s diverse roster of talent in an environment that encourages creativity and supports professional development.”

“Cloakzy is revered in the gaming and esports space for his creativity and energy, and we’re looking forward to bringing his passion to Complexity and GameSquare,” said Justin Kenna, CEO, GameSquare. “This partnership is deeply strengthened by GameSquare’s resources and global network, paving the way for Cloakzy to grow his brand while also reinforcing Complexity as a dominant force in content.”

In partnership with Complexity and GameSquare, Cloakzy will host events, produce branded content, create limited-edition merchandise, and collaborate on unique experiences with Complexity Stars athletes and Complexity’s roster of competitive players and streamers. With the addition of Cloakzy, Complexity’s portfolio of talent collectively reaches over 60 million followers across social channels.

“Cloakzy is a unique and talented gaming personality – he is one of a small handful of streamers with a tenured competitive background and the charisma to reach millions with his engaging content,” said Jason Lake, Founder and CEO, Complexity Gaming, and Global Head of Esports, GameSquare. “The addition of Cloakzy to our team not only expands Complexity’s global reach and influence but also grows our content offering for Complexity fans.”

Cloakzy’s will make his in-person debut as an official Complexity creator at TimTheTatman’s Tailgate, taking place July 16-17 at The Star in Frisco, Texas. To purchase tickets for TimTheTatman’s Tailgate, please visit https://tatmanstailgate.com/

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Follow Gamesquare: LinkedIn | Twitter | Instagram

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

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Forward-Looking Information

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Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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